Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068
T: 973 597 2476
F: 973 597 2477
E: sskolnick@lowenstein.com

July 9, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Mail Stop 3030

Washington, DC 20549

Attn:	Kasey Robinson
Christine Westbrook
Tracey Houser
Daniel Gordon

Re:	Dermata Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 2, 2021
File No. 333-256997

Ladies and Gentlemen:

On behalf of Dermata Therapeutics, Inc. (the “Company”), we are hereby responding to the letter, dated July 8, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences, of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1, filed on July 2, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing a further revised registration statement with the Commission (the “Revised Registration Statement”). For ease of reference, set forth below in bold is the comment of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below the comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Amendment No. 1 to Form S-1

3. Summary of Significant Accounting Policies

Net Loss Per Common Unit, page F-9

1.	Please revise the table for the potentially dilutive securities to reflect the reverse stock split. Also address this comment in your interim financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised its disclosure on pages F-9 and F-27 to reflect the reverse stock split and the conversion of the preferred shares and preferred warrants.

U.S. Securities and Exchange Commission

Division of Corporation Finance

July 9, 2021

Exhibit 23.1, page II-5

2.	Please request Mayer Hoffman McCann P.C. to revise their consent to update the date of their report to include the dual-dating as of July 2, 2021.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Mayer Hoffman McCann P.C. has revised its consent to update the date of its report to include the dual-dating as of July 9, 2021.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick
Steven M. Skolnick

cc:    Gerald T. Proehl, Dermata Therapeutics, Inc.